BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (228,055)	$ 274
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	6,222	6,906
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	46,270	(82,878)
Securities owned, at market value	1,577	12,125
Other assets	10	-
Increase (decrease) in:		
Accounts payable and accrued expenses	(50,647)	27,027
Net cash used in operating activities	(224,623)	(36,546)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	-	(8,101)
Net cash used in investing activity	-	(8,101)
CASH FLOWS FROM FINANCING ACTIVITY		
Additional paid-in capital	320,500	-
Net cash provided by financing activity	320,500	-
Net increase (decrease) in cash	95,877	(44,647)
CASH		
Beginning	79,644	124,291
Ending	$ 175,521	$ 79,644

See Notes to Financial Statements